Exhibit 99.1

News Release

September 11, 2019

Nutrien Announces Temporary Potash Production Downtime

Saskatoon, Saskatchewan – Nutrien Ltd. (Nutrien) announced today that it expects to proactively take up to 8-week inventory shutdowns at its Allan, Lanigan and Vanscoy potash mines during the fourth quarter of 2019. The production downtime is in response to a short-term slowdown in global potash markets. If all three potash facilities were to remain idled for the full 8 weeks, potash production could be reduced by approximately 700,000 tonnes and potash annual EBITDA could be reduced by US$100-$150 million.

Despite the current short-term market conditions, we remain positive on potash demand for 2020, as well as the medium to long-term potash fundamentals. We remain focused on a gradual ramp up of production to meet demand and to ensure we operate the safest, most reliable and efficient Potash business in the world.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: expected potash inventory shutdowns and production downtime, including the duration and potential impact on Nutrien’s potash production and potash segment annual EBITDA thereof, and global potash market conditions, demand and fundamentals.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements and are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions; the supply and demand and price levels for products; governmental and regulatory requirements and actions by governmental authorities; political risks; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems;

delays in completion of turnarounds at our major facilities; any significant impairment of the carrying value of certain assets; certain complications that may arise in our mining processes; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

FOR FURTHER INFORMATION:

Investor and Media Relations:
Richard Downey
VP, Investor and Corporate Relations
(403) 225-7357

Media Relations:
Will Tigley
Manager, Media & Digital Communications
(403) 225-7310

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